[Linn Energy Letterhead]

December 10, 2007

Via Facsimile

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Linn Energy, LLC (the “Company”)
Amendment No. 2 to Registration Statement on Form S-
Filed November 20, 2007
File No. 333-146120;

Form 10-Q for the Quarterly Period Ended September 30, 2007
Filed November 9, 2007
File No. 0-51719

Dear Mr. Schwall:

Set forth below is our response to the comment contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 7, 2007.  For your convenience, the comment provided by the Staff has been included in bold face type preceding our response.  References to “we,” “us” and “our” herein refer to Linn Energy, L.L.C. and its consolidated subsidiaries.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 35

1.                                      We note your response to comment nine from our letter dated November 16, 2007 and have considered your revised draft disclosure.  As previously requested, please expand your disclosure to address why you have chosen to incur premiums on your derivative instruments; the impact payment of premiums has on the underlying derivative contract, and what impact the premiums have on the amount of your minimum quarterly cash distribution.

Response:

In accordance with the Staff’s telephonic conference on December 10, 2007 with Jeff Malonson of Vinson & Elkins L.L.P., our outside counsel, we acknowledge the Staff’s comment and agree to expand our disclosure in future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2007.

Should the Staff have any questions or comments, please contact the undersigned at (281) 840-4119 or Jeffery K. Malonson at (713) 758-3824.

Very truly yours,

LINN ENERGY, LLC

By:	/s/ Charlene A. Ripley
Charlene A. Ripley
Senior Vice President, General Counsel and
Corporate Secretary